Exhibit 2.1

ASSET PURCHASE AGREEMENT
EFFECTIVE AS OF
APRIL 30, 2007
BY AND AMONG
MAXOR NATIONAL PHARMACY SERVICES CORPORATION, AS PURCHASER
AND SECURE PHARMACY PLUS, LLC, AS SELLER
AND
AND PRISON HEALTH SERVICES, INC., AS GUARANTOR

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TABLE OF EXHIBITS AND SCHEDULES

Exhibit A	Confidentiality Agreement

Schedule 1.2(a)	List of Prepaid Assets
Schedule 1.2(b)	Inventory
Schedule 1.2(c)	Equipment
Schedule 1.2(e)	Personal Property Leases
Schedule 1.2(h)	Contracts & Agreements
Schedule 1.2(i)	Authorizations
Schedule 1.2(j)	Permits
Schedule 1.2(l)	Software
Schedule 1.2(r)	Rebates Receivable and Secure Release Receivables
Schedule 2.2(a)	Commercial Lease
Schedule 2.2(e)	Kendall Lynch Employment Contract
Disclosure Schedule

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ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (“Agreement”) is made and entered into to be effective as of the 30th day of April, 2007 by and among Maxor National Pharmacy Services Corporation, a Texas corporation (“Maxor” and/or “Purchaser”), and Secure Pharmacy Plus LLC, a Tennessee limited liability company (“SPP” or “Seller”). Prison Health Services, Inc., a Delaware corporation (“PHS”), makes certain representations and warranties hereunder and is a signatory to this Agreement in the capacity of a guarantor to the various obligations of SPP.
PRELIMINARY STATEMENTS
     Seller is engaged in the business of providing pharmacy programs, pharmaceuticals and medical/surgical supplies and equipment to correctional facilities and other clients (the "Business"). Purchaser desires to purchase certain assets owned by Seller and used by it in its Business and assume a commercial lease under which Seller is a tenant. Seller desires to sell, transfer and convey such assets to Purchaser on the terms and subject to the conditions herein contained.
AGREEMENTS
     For good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
PURCHASE AND SALE OF ASSETS
     SECTION 1.1 Agreement to Purchase and Sell. On the terms and subject to the conditions contained in this Agreement, Purchaser agrees to purchase from Seller and Seller agrees to sell to Purchaser, certain assets, properties and rights belonging to SPP as of the Closing Date (as defined herein), wherever situated or located (the “Purchased Assets”), free and clear of all liens and encumbrances, excluding Excluded Assets (as defined herein).
     SECTION 1.2 Description of Purchased Assets. The Purchased Assets shall include the following assets owned by SPP:
     (a) prepaid assets defined on Schedule 1.2(a) attached hereto and incorporated herein, and all rights and obligations associated therewith (the “Prepaid Assets”);
     (b) SPP’s inventory as set forth on Schedule 1.2(b) attached hereto and incorporated herein (including, but not limited to, medical equipment, medical/surgical supplies, pharmacy products and health-related products, packing materials and supplies; but excluding those medications with an expiration date within ninety (90) days of April 30, 2007) (the “Inventory”);
     (c) to the extent of Seller’s ownership interest, if any, all of Seller’s fixed assets, furniture, fixtures, equipment (including office equipment, communications equipment and pharmacy equipment), computer hardware and software, and all other tangible personal property other than the Inventory, including any of the foregoing which has been fully depreciated, as set forth on Schedule 1.2(c) attached hereto and incorporated herein (the “Equipment”);
     (d) all of Seller’s rights in leasehold interests and all leasehold improvements in real property (the “Leased Real Estate”);

     (e) all of Seller’s rights under any leasehold interests and leasehold improvements created by all leases of personal property as set forth on Schedule 1.2(e) attached hereto and incorporated herein;
     (f) [intentionally omitted];
     (g) [intentionally omitted];
     (h) all of Seller’s rights under those contracts and agreements listed in Schedule 1.2(h) as well as claims and rights (and benefits arising therefrom) with or against any natural individual, corporation, partnership, limited liability company, joint venture, association, bank, trust company, trust or other entity, whether or not legal entities, or any governmental entity, agency or political subdivision (each a “Person”) as set forth on Schedule 1.2(h) attached hereto and incorporated herein, including all rights against suppliers under warranties covering any of the Inventory or Equipment;
     (i) all transferable regulatory, environmental, health and safety permits, licenses, registrations, and governmental approvals and authorizations (“Authorizations”), related to the operation and use of Purchased Assets as set forth on Schedule 1.2(i) attached hereto and incorporated herein;
     (j) all transferable licenses, permits, registrations and government approvals other than the Authorizations (“Permits”) as set forth on Schedule 1.2(j) attached hereto and incorporated herein;
     (k) [intentionally omitted];
     (l) all internally developed and externally developed or purchased computer software and SPP’s rights/licenses in and to such software, to the extent assignable, which relates to use, management or operation of the Purchased Assets (including source code, object code, executable code, data, databases and related documentation), together with all translations, adaptations, modifications, derivations, combination and derivative works thereof as set forth on Schedule 1.2(l) attached hereto and incorporated herein (the “Software”);
     (m) all trade secrets, confidential business information (including ideas, research and development, know-how, formulae, compositions, processes and techniques, methods, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals) and other proprietary rights in intangible forms of property (the “Intellectual Property”);
     (n) all customer lists, customer records and mailing lists;
     (o) all sales, marketing and promotional materials, catalogues and advertising literature;
     (p) subject to the access rights granted to SPP or its designee in Section 8 below, all books and records relating to the Purchased Assets and agreed to in writing by the parties, including technical papers, insurance records, inventory, maintenance, and asset history records, ledgers, and books of original entry, and any regulatory files including those concerning the Occupational Safety and Health Administration;
     (q) all telephone numbers;
     (r) all rebates receivable and Secure Release receivables as set forth on Schedule 1.2(r) attached hereto and incorporated herein; and

     (s) all insurance benefits including rights and proceeds arising from or related to the Purchased Assets and that accrue after the Closing Date.
     SECTION 1.3 Excluded Assets. The “Excluded Assets” shall consist of all other assets of SPP not identified as Purchased Assets in Section 1.2 above.
ARTICLE II
ASSUMPTION OF LIABILITIES
     SECTION 2.1 Agreement to Assume. At the Closing, Purchaser shall assume and agree to discharge and perform when due the liabilities and obligations of Seller described in Section 2.2 (the “Assumed Liabilities”). All other liabilities and obligations of Seller are collectively referred to herein as “Excluded Liabilities.” Seller shall remain liable for the Excluded Liabilities and shall pay, discharge and perform in full when due all of the Excluded Liabilities.
     SECTION 2.2 Description of Assumed Liabilities. The following liabilities and obligations of SPP (and only the following liabilities and obligations) shall constitute the Assumed Liabilities:
     (a) current commercial lease for SPP’s pharmacy facility, an accurate and current copy of which is attached hereto behind Schedule 2.2(a);
     (b) any ad valorem tax obligation assessed and/or payable on or after January 1, 2007 with respect to the personal property of SPP included in the Purchased Assets;
     (c) all liabilities and obligations (whether direct or indirect, matured or unmatured, known or unknown, absolute, accrued, contingent or otherwise) of SPP for payment or performance arising on or after the Closing Date pursuant to the contracts, agreements, Permits and Authorizations which are assumed by Purchaser on the Closing Date, but only to the extent such liabilities and obligations did not arise out of a breach of such contracts, agreements, Permits and Authorizations prior to the Closing Date;
     (d) all liabilities and obligations (whether direct or indirect, matured or unmatured, known or unknown, absolute, accrued, contingent or otherwise, whether now existing or hereafter arising) of SPP for all vacation and sick leave that had been validly earned but not used by SPP’s employees on or prior to April 30, 2007; and
     (e) all liabilities and obligations (whether direct or indirect, matured or unmatured, known or unknown, absolute, accrued, contingent or otherwise, whether now existing or hereafter arising) arising out of that certain employment agreement by and between SPP and Kendall Lynch, dated January 3, 2006 attached hereto behind Schedule 2.2(e).
     SECTION 2.3 Excluded Liabilities. The “Excluded Liabilities” shall consist of all liabilities and obligations (whether direct or indirect, matured or unmatured, known or unknown, absolute, accrued, contingent or otherwise, whether now existing or hereafter arising) of Seller which are not included within the Assumed Liabilities.
     SECTION 2.4 No Expansion of Third Party Rights. The assumption by Purchaser of the Assumed Liabilities shall not expand the rights or remedies of any third party against Purchaser or Seller as compared to the rights and remedies which such third party would have had against Seller had Purchaser not assumed the Assumed Liabilities. Without limiting the generality of the preceding sentence, the assumption by Purchaser of the Assumed Liabilities shall not create any third party beneficiary rights.

ARTICLE III
PURCHASE PRICE AND CLOSING
     SECTION 3.1 Purchase Price. The purchase price for the Purchased Assets (“Purchase Price”) is equal to the net book value of the Purchased Assets as reflected on the books and records of SPP as of April 30, 2007 less the amount of accrued vacation of all SPP employees as reflected on the books and records of SPP as of April 30, 2007, prepared in accordance with generally accepted accounting principles (“GAAP”) consistent with past practices. Such value was equal to approximately $4,652,456 as of January 31, 2007 and will be subject to adjustments for inventory fluctuations and related prorations, if any. Taxes and assessments, if any, on the Purchased Assets shall be prorated at Closing, effective as of the Closing Date, utilizing the most recent tax/assessment information available to the parties. Prorations at Closing shall be deemed final.
     SECTION 3.2 Physical Count of Inventory. To assist with the determination of the net book value described in Section 3.1 above, a physical count of SPP’s Inventory shall be conducted by SPP on April 29, 2007, in the ordinary course of its business; provided, however, that both Purchaser and Seller (and their respective representatives or agents) shall be allowed, at their respective sole cost and expense, to inspect such physical count. SPP shall make its most currently available price list/file available to Purchaser in advance of a physical count of the Inventory so Purchaser can use the same to verify the net book value calculation.
     SECTION 3.3 Disputes Regarding Net Book Value Determination.
     (a) Notice of Dispute. Purchaser and Seller shall have from the Closing Date until 5:00 p.m., Central time, on the date 30 days after the Closing Date (the “Dispute Period”) to dispute any elements of or amounts reflected in the calculation of the Inventory’s net book value, as calculated by Seller utilizing the physical inventory count provided for by Section 3.2 hereof, that affect the calculation of the Purchase Price (the “Dispute”), but only on the basis that the amounts reflected by SPP and used to calculate the Purchase Price are inaccurate or do not conform to the requirements of Sections 3.1 and 3.2. If Purchaser or Seller do not give written notice of the Dispute that sets forth in reasonable detail the elements and amounts with which there is disagreement (a “Dispute Notice”) to the other parties hereto within the Dispute Period, Seller’s data shall be deemed to have been accepted and agreed to by the parties in the form in which it was delivered and shall be final and binding upon the parties. If a Dispute Notice is properly delivered hereunder, Purchaser and Seller shall use their best efforts to attempt in good faith to resolve the Dispute and agree in writing upon a final resolution of the Dispute within 30 days after delivery of such Dispute Notice.
     (b) Arbitrating Accountant. If Purchaser and Seller are unable to resolve each element of the Dispute within the 30-day period after receipt of a Dispute Notice, Purchaser and Seller shall jointly engage a nationally recognized certified public accounting firm that has not performed accounting, tax or auditing services for Purchaser, Seller or any of their respective Affiliates during the past three years as the arbitrator of the Dispute (the “Arbitrating Accountant”). If Purchaser and Seller are unable to agree on the identity of the Arbitrating Accountant, Purchaser and Seller shall ask their respective independent accountants to select the Arbitrating Accountant. The Arbitrating Accountant’s function shall be to review only those disputed items included in the Consultant’s data and the application thereof to the calculation of the Purchase Price and to resolve such dispute(s).
     (c) Dispute Resolution Mechanics. In connection with the resolution of the Dispute, the Arbitrating Accountant shall allow Purchaser and Seller to present their respective positions regarding the elements and data in dispute. The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Dispute, at which conference Purchaser and Seller shall have the right to present additional documents, materials and other information and to have present their respective advisors, counsel and accountants. In connection with the resolution of the Dispute, there shall be no other hearings or oral examinations, testimony, depositions, discovery or other similar proceedings. Each of Purchaser and Seller shall make available to the other party and the Arbitrating Accountant, as the case may be, such documents, books, records, work papers, facilities, personnel and other information as such party or the Arbitrating Accountant may reasonably request to review the calculation of the Purchase Price and to resolve the Dispute.
     (d) Resolution of Dispute. The Arbitrating Accountant shall as promptly as possible, and in any event within 30 days after the date of its appointment, render its decision on the Dispute in writing to Purchaser and Seller together with a report including any revisions reflecting its decision. The Arbitrating Accountant’s decision shall be final and binding upon the parties and judgment may be entered on the award. The Arbitrating Accountant shall determine the proportion of its fees and expenses to be paid by the Seller and Purchaser, based on the degree to which the Arbitrating Accountant has accepted the positions of the respective parties.
     SECTION 3.4 Manner of Payment of Purchase Price.
     (a) Purchaser shall pay the Purchase Price in full to Seller at Closing, by wire transfer of immediately available funds to the bank account specified by Seller’s written notice to Purchaser delivered at least two business days before the Closing Date.
     (b) Following the Closing, the Purchase Price is subject to being finally determined in accordance with the adjustments and procedures set forth in Section 3.1, Section 3.2 and Section 3.3. If the Purchase Price as finally determined exceeds the Purchase Price paid by Maxor at Closing, such amount shall be paid by Purchaser to Seller within two business days following the final determination of the Purchase Price by wire transfer of immediately available funds to the bank account specified by Seller’s written notice to Purchaser. But if the Purchase Price as finally determined is less than the Purchase Price paid by Maxor at Closing, such amount shall be paid by Seller to Purchaser within two business days following the final determination of the Purchase Price by wire transfer of immediately available funds to the bank account specified by Purchaser’s written notice to Seller. Any payment pursuant to this Section 3.4 shall be made together with interest on such payment from the Closing Date until the date of payment in full, at the short-term applicable federal rate.
     SECTION 3.5 Time and Place of Closing. The transactions contemplated by this Agreement shall be consummated (the “Closing”) at 9:00 a.m., local time, at the offices of Irwin Merritt Hogue & Price, P.C., 320 S. Polk, Ste. 500, Amarillo, Texas 79101 on May 3, 2007, or on such other date, or at such other time or place, as shall be mutually agreed upon by Seller and Purchaser. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”
     SECTION 3.6 Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets in the manner required by Section 1060 of the Code as shown on an allocation schedule to be agreed upon by Purchaser and Seller on or prior to the Closing Date. After the Closing, the parties will make consistent use of the allocations set forth in such allocation schedule for all purposes, including for purposes of any Tax Returns and any forms or reports required to be filed pursuant to Section 1060 of the Code (including Internal Revenue Service Form 8594), or any comparable provision of state, local or foreign law. As soon as practicable after the Closing Date, Purchaser will prepare and deliver to Seller Internal Revenue Service Form 8594 reflecting the agreed allocation, to be filed with the Internal Revenue Service. Any subsequent adjustment to the Purchase Price will be allocated in accordance with Section 1060 of the Code. Purchaser and Seller agree that the form of the transactions, the consideration provided for in this Agreement and the allocation of the Purchase Price as provided above were arrived at on the basis of arm’s length negotiation between Purchaser and Seller, and shall be respected by each of them and their respective Affiliates for federal, state, local and other tax reporting purposes, including filings on Internal Revenue Service Form 8594, and that none of them will assert or maintain a position inconsistent with the foregoing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
     SECTION 4.1 General Statement. The parties hereto make the representations and warranties to each other which are set forth in this Article IV. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. All representations and warranties of Seller and PHS, where applicable, are made subject to the exceptions noted in the schedules delivered by them to Purchaser concurrently herewith and identified by the parties as the “Disclosure Schedule”. Each section of the Disclosure Schedule shall be numbered to correspond to the paragraph of Section 4.2 or Section 4.3 to which such section relates. No disclosure in any particular schedule in the Disclosure Schedule (including the listing of a document or item in any schedule or the inclusion of a copy thereof in the Disclosure Schedule) shall be adequate to disclose an exception to a representation or warranty disclosed in any other schedules in the Disclosure Schedule unless the applicability of such disclosure to the other schedules is clear and obvious.
     SECTION 4.2 Representations and Warranties of Purchaser. As a material inducement to the parties to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchaser represents and warrants to Seller as follows.
     (a) Organization, Existence and Good Standing. Purchaser is a corporation duly organized, existing and in good standing, under the laws of the state of Texas.
     (b) Power and Authority. Purchaser has full corporate power and authority to enter into and perform this Agreement and all other agreements, certificates, instruments and other documents to be executed or delivered in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) by Purchaser. The execution, delivery and performance of the Transaction Documents by Purchaser and the consummation by Purchaser of the transactions contemplated in this Agreement have been duly and validly approved by the board of directors of Purchaser. No other corporate proceedings are necessary on the part of Purchaser to authorize the execution, delivery and performance of the Transaction Documents by Purchaser and the consummation by Purchaser of the transactions contemplated in this Agreement.
     (c) Enforceability. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies. At the Closing, the Transaction Documents to be executed and delivered by Purchaser will be duly executed and delivered by duly authorized officers of Purchaser and will constitute valid and binding obligations of Purchaser, enforceable in accordance with their terms, except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.
     (d) Governmental Consents and Conflicts. No consent, authorization, order or approval of, or filing or registration with, any governmental authority is required for or in connection with the consummation by Purchaser of the transactions contemplated hereby. Neither the execution and delivery of the Transaction Documents by Purchaser, nor the consummation by Purchaser of the transactions contemplated in this Agreement, will conflict with or result in a breach of any of the terms, conditions or provisions of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or governmental authority or of any arbitration award binding on Purchaser or to which Purchaser is a party.
     (e) Other Consents and Conflicts. Neither the execution nor delivery of the Transaction Documents by Purchaser, nor the consummation by Purchaser of the transactions contemplated in this Agreement, will conflict with or result in a breach of any of the terms, conditions or provisions of Purchaser’s articles of incorporation or by-laws. Purchaser is not a party to any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by Purchaser according to the terms of the Transaction Documents will be a default or an event of acceleration, or grounds for termination, modification or cancellation, or whereby timely performance by Purchaser according to the terms of the Transaction Documents may be prohibited, prevented or delayed.
     (f) Brokers. Neither Purchaser, nor any of its Affiliates has dealt with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from Seller for arranging the transactions contemplated hereby or introducing the parties to each other. As used in this Agreement, (i) “Affiliate” with respect to any Person means any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such Person including, in the case of any Person who is an individual, his or her spouse, any of his or her descendants (lineal or adopted) or ancestors, and any of their spouses; and (ii) “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of securities, by contract or otherwise.
     SECTION 4.3 Representations and Warranties of Seller and PHS. As a material inducement to the parties to enter into this Agreement and to consummate the transactions contemplated hereby, Seller (and PHS where specifically noted) each represents and warrants to Purchaser that, except as set forth in the Disclosure Schedule:
     (a) Organization, Existence and Good Standing. Secure Pharmacy Plus LLC, is a Tennessee limited liability company organized, existing and in good standing under the laws of the State of Tennessee. Prison Health Services, Inc. is a Delaware corporation organized, existing and in good standing under the laws of the State of Delaware. Seller and PHS are in good standing under the laws of all jurisdictions where the nature of their respective businesses or the nature or location of their assets requires such qualification; except where the failure to so qualify would not have a material adverse effect on the Business as currently conducted or as currently contemplated to be conducted, or any material adverse change in the operations (including results of operations), assets, liabilities, condition (financial or otherwise) of the Business (each a "Material Adverse Effect”).
     (b) Power and Authority. Seller and PHS have all necessary company or corporate power and authority to carry on the Business as the Business is now being conducted. Seller and PHS have full company or corporate power and authority to enter into and perform this Agreement and all other Transaction Documents to be executed or delivered in connection with the transactions contemplated by this Agreement by Seller and PHS. The execution, delivery and performance of the Transaction Documents by Seller and PHS and the consummation by Seller of the transactions contemplated in this Agreement have been duly authorized by all respective company or corporate action and approved by the members and managers of SPP. No other proceedings are necessary on the part of Seller or PHS to authorize the execution, delivery and performance of the Transaction Documents by Seller and PHS and the consummation by Seller of the transactions contemplated in this Agreement.
     (c) Enforceability. This Agreement has been duly executed and delivered by Seller and PHS and constitutes a legal, valid and binding agreement of Seller and PHS, enforceable against them in accordance with its terms, except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies. At the Closing, the Transaction Documents to be executed and delivered by Seller and PHS will be duly executed and delivered by duly authorized officers, members or managers of each such entity, and will constitute valid and binding obligations of each, enforceable in accordance with their terms, except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.
     (d) Governmental Consents and Conflicts. Except as set forth on Schedule 4.3(d) attached hereto and incorporated herein and except as would not have a Material Adverse Effect, no consent, authorization, order or approval of, or filing or registration with, any governmental authority is required for or in connection with the consummation by Seller of the transactions contemplated hereby. Except as set forth on Schedule 4.3(d) attached hereto and incorporated herein and except as would not have a Material Adverse Effect, neither the execution and delivery of the Transaction Documents by Seller or PHS, nor the consummation by Seller of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or governmental authority or of any arbitration award binding on any Seller or to which any Seller is a party.
     (e) Other Consents and Conflicts. Neither the execution nor delivery of the Transaction Documents by Seller, or PHS nor the consummation by Seller of the transactions contemplated in this Agreement, will conflict with or result in a breach of any of the terms, conditions or provisions of SPP’s operating agreement or articles of organization nor will such conduct conflict with or result in a breach of any of the terms, conditions or provisions of PHS’s bylaws, articles of incorporation or shareholder agreements (if any). Except as set forth on Schedule 4.3(e) attached hereto and incorporated herein, neither Seller nor PHS is not a party to any material unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by any of them according to the terms of the Transaction Documents will be a default or an event of acceleration, or grounds for termination, modification or cancellation, or whereby timely performance by any such entity according to the terms of the Transaction Documents may be prohibited, prevented or delayed. Notwithstanding the foregoing, PHS makes no representations or warranties as to whether performance in accordance with the terms of the Transaction Documents will be a default or an event of acceleration, or grounds for termination, modification or cancellation of its contracts and agreements for the provision of correctional health services. PHS shall use its best efforts to obtain consents from its clients, as may be required, for Buyer to serve as PHS’ pharmacy services supplier or subcontractor on those correctional health services contracts and agreements in which Seller currently provides such pharmacy services.
     (f) Financial Statements. Copies of the unaudited balance sheet and statement of operations of SPP as of and for the year ended December 31, 2006 (the “Financial Statements”), are contained in the Disclosure Schedule. Copies of the unaudited balance sheets and statements of operations as of and for the three months ended March 31, 2007 (the “Interim Financial Statements”) are also contained in the Disclosure Schedule. The Financial Statements and the Interim Financial Statements present fairly, in all material respects, the financial position of SPP as of the dates thereof and the results of operations of SPP for the periods covered by said statements, in accordance with GAAP consistently applied through the periods covered thereby, except, in the case of the Interim Financial Statements, for normal year-end adjustments. The books and records of SPP have been maintained in accordance with GAAP and properly reflect all of the transactions entered into by it.
     (g) Undisclosed Liabilities. With respect to the Purchased Assets, SPP does not have any material obligations or liabilities of any nature whatsoever (direct or indirect, matured or unmatured, absolute, accrued, contingent or otherwise) (each a “Liability”), except for: (i) Liabilities provided for or reserved against in the Financial Statements or the Interim Financial Statements and not discharged subsequent to the dates of the Financial Statements or the Interim Financial Statements; (ii) Liabilities which have been incurred by Seller subsequent to the date of the Interim Financial Statements in the ordinary course of the Business consistent with the past operation of the Business; (iii) Liabilities under the executory portion of any Contract by which Seller is bound and which was entered into in the ordinary course of Business consistent with the past operation of the Business; and (iv) Liabilities under the executory portion of Permits and Authorizations (each as defined herein) issued to, or entered into by, SPP in the ordinary course of business consistent with the past operation of the Business. With respect to the Purchased Assets, SPP does not have any Liability that relates to or has arisen out of a breach of contract, breach of warranty, tort, or infringement by or against SPP or any claim or lawsuit involving SPP.
     (h) Material Adverse Changes. Since December 31, 2006, with respect to the Purchased Assets, Seller has conducted the Business in the ordinary course consistent with past practices, except for actions expressly contemplated or required under this Agreement, and has not, in connection with or related the Business of Purchased Assets, suffered a material or adverse effect. Except as disclosed on Schedule 4.3(h) attached hereto and incorporated herein, neither Seller nor PHS has suffered or been threatened with, nor does Seller or PHS have knowledge of any facts or circumstances which may cause or result in, any material adverse change in either entity’s business as currently conducted or as currently contemplated to be conducted, or any material adverse change in the operations (including results of operations), assets, liabilities, condition (financial or otherwise) or prospects of either entity’s business.
     (i) Title to Assets. With respect to the Purchased Assets, except as set forth on Schedule 4.3(i) attached hereto and incorporated herein, SPP has good title to the Purchased Assets, free and clear of any claims, liens, security interests, pledges, charges, mortgages, indentures, deeds of trust, judgments and other encumbrances of any kind and nature whatsoever, whether arising by agreement, operation of law or otherwise (“Liens"), except for: (i) statutory liens for Taxes not yet due; (ii) statutory liens of landlords, carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due; (iii) liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; and (iv) liabilities to lenders of SPP that are to be released at Closing and that are, in fact, released at Closing (“Permitted Liens”). With respect to the Purchased Assets, except as set forth on Schedule 4.3(i) attached hereto and incorporated herein, no unreleased mortgage, trust deed, chattel mortgage, security agreement, financing statement or other instrument encumbering any of SPP’s assets has been recorded, filed, executed or delivered.
     (j) Sufficiency and Condition of Assets. The Purchased Assets include the assets described herein as used in the operation of the Business as currently conducted. The Purchased Assets are adequate to conduct the Business as it is presently being conducted, and will be adequate to enable Purchaser to continue to conduct the Business as it is presently being conducted and as it is currently contemplated to be conducted.

     (k) Inventory. To the best of SPP’s knowledge, materially all of SPP’s Inventory is current, merchantable and usable and salable in the ordinary course of business, using sales practices consistent with Seller’s past practices. To the best of Seller’s knowledge, the Inventory is materially free from defects. SPP’s Inventory supply exists in quantities not inconsistent or materially out of balance in relation to the sales experience of the Business during the past two years and is consistent with Seller’s expectations of the demands of the customers of the Business. The Inventory is not excessive in kind or amount, or slow moving, in light of the business of Seller done or expected to be done. The Inventory reflected on the Financial Statements and the Interim Financial Statements is valued at the lower of cost or market, with cost determined using the first in first out (FIFO) method. Substantially all Inventory is located at either the Leased Real Estate or at the pharmacy located in Alameda County, California. Seller does not have any outstanding sales on consignment, sales on approval, sales on return or guaranteed sales of any variety.
     (l) [intentionally omitted]
     (m) [intentionally omitted]
     (n) Permits. Schedule 4.3(n), attached hereto and incorporated herein, contains a true and correct list of, and Seller possesses, all licenses, permits, registrations and government approvals that are required in order to conduct the Business as presently conducted. Seller has delivered complete and accurate copies of each Permit to Purchaser. Seller is in full compliance with each of its Permits.
     (o) No Other Owners. Except as set forth on Schedule 4.3(o), attached hereto and incorporated herein, Seller warrants that no Person or entity, other than SPP, has any ownership, interest, control or management, either directly or indirectly, in, to, or over any of the Purchased Assets to be conveyed hereunder.
     (p) Conduct of Business. Since the date of the most recent Interim Financial Statements, and with respect to the Purchased Assets, Seller has not:
     (i) [intentionally omitted];
     (ii) [intentionally omitted];
     (iii) sold or transferred any portion of the assets or property that would be material to Seller as a whole, except for sales of its inventory and transfers of cash in payment of trade payables, all in the usual and ordinary course of business;
     (iv) suffered any loss, or any interruption in use, of any assets or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or Act of God, which could reasonably be expected to have a Material Adverse Effect;
     (v) [intentionally omitted];
     (vi) made or suffered any material change in the conduct or nature of any aspect of the Business, whether or not made in the ordinary course of business and whether or not the change had a material adverse effect;
     (vii) paid or delayed payment of accounts payable, or collected or accelerated collection of accounts receivables, in each case other than in the ordinary course of business consistent with past practices;

     (viii) waived any right or canceled or compromised any debt or claim other than in the ordinary course of business consistent with past practices;
     (ix) made any capital expenditure in an amount which exceeds $25,000, or capital expenditures in an aggregate amount which exceeds $100,000;
     (x) made any payment or increase in the bonus, salary or other compensation or fringe benefits of any officer or employee of Seller, except for annual salary increases and bonuses paid to non-executive employees in the ordinary course of business consistent with past practices;
     (xi) hired any employee who has an annual salary in excess of $100,000, or employees with aggregate annual salaries or wages in excess of $250,000;
     (xii) terminated any employee who had an annual salary or wages in excess of $100,000, or employees with aggregate annual salaries or wages in excess of $250,000;
     (xiii) instituted or amended any employee benefit program or fringe benefit program with respect to the employees of Seller;
     (xiv) entered into or modified any written employment agreement with any Person;
     (xv) paid or incurred any management, investment advisor or consulting fees;
     (xvi) except as set for on Schedule 4.3(p)(xvi), attached hereto and incorporated herein, borrowed any money or issued any bonds, debentures, notes or other corporate securities evidencing money borrowed that is secured by the Purchased Assets;
     (xvii) taken any act or omitted to take any act, or permitted any act or omission to occur, which will cause a material breach by any Seller of any of the Contracts;
     (xviii) to the best of its knowledge, failed to comply in a material manner with any applicable law;
     (xix) made any change to its accounting methods, principles or practices;
     (xx) prepaid any of its material obligations other than in the ordinary course of business consistent with past practices;
     (xxi) without limitation by the enumeration of any of the foregoing, entered into any material transaction other than in the usual and ordinary course of business; or
     (xxii) to the best of its knowledge, infringed in any material respect on any trade name, trademark, service mark or copyright belonging to any other person, firm or corporation
     (q) Contracts. To the best of its knowledge, and with respect to the Purchased Assets, SPP has made available to the Purchaser all material undischarged written or oral contracts, agreements, leases and other instruments to which SPP is a party. All of the contracts listed in Schedule 1.2 (h) herein (the “Contracts”), are in full force and effect and are valid and enforceable in accordance with their terms. SPP is in compliance with all material terms and requirements of each Contract to which it is a party and, to the knowledge of Seller, each other Person that is party to a Contract is in material compliance with the terms and requirements of such Contract. Except as set forth in Schedule 4.3(q) attached hereto and incorporated herein, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a violation or breach of, or give SPP or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Contract. There are no renegotiations, attempts to renegotiate or outstanding rights to negotiate any amount to be paid or payable to or by Seller under any Contract, and no Person has made a written demand for such renegotiation. SPP has not released or waived any of its rights under any Contract.
     (r) Taxes. As used in this Agreement, the following terms have the meanings set forth below:
     (A) “Taxes” means all state, local, foreign and other sales, use, ad valorem, taxes, fees, assessments or charges, together with any interest and any penalties with respect thereto, and the term “Tax” means any one of the foregoing Taxes.
     (B) “Tax Returns” means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, and the term “Tax Return” means any one of the foregoing Tax Returns.
     (i) There have been properly completed and filed on a timely basis all Tax Returns required to be filed by any Seller. The foregoing Tax Returns correctly and completely reflected the facts regarding the income, business, assets, operations, activities, status and other matters of or information regarding Sellers required to be shown thereon. No issues have been raised or threatened and are currently pending by any taxing authority in connection with any of such Tax Returns. No waivers of statutes of limitation with respect to any such Tax Returns have been given by or requested from any Seller. No Seller has requested or been granted an extension of time within which to file any Tax Return.
     (ii) With respect to all Taxes imposed upon any Seller or for which any Seller is or could be liable, whether to taxing authorities or to other Persons (as, for example, under tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable Tax laws have been complied with and all taxes and other amounts required to be paid by each Seller to Taxing authorities or to any other Person on or before the Closing Date have been paid.
     (iii) Seller is not a party to or bound by any tax indemnity, tax sharing or tax allocation agreement.
     (iv) No dispute or claim concerning any Tax liability of Seller has been claimed or raised by any taxing authority, and Seller is not presently contesting any Tax liability alleged to be owed by Seller.
     (v) No claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns that such Seller is or may be subject to taxation by that jurisdiction.
     (vi) No power of attorney with respect to any Taxes of or relating to Seller has been filed with any governmental authority.
     (s) Employee Relations. With respect to the employees of SPP:

     (i) To the knowledge of Seller, no employee of SPP is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and SPP or, to the knowledge of Seller, any other Person that materially adversely affects or will affect the performance of that employee’s duties as an employee of the Business following the Closing. To the knowledge of Seller, no officer or other key employee of SPP intends to terminate employment prior to, at or following the Closing.
     (ii) There are not presently pending or, to the knowledge of Seller, threatened any: (A) strike, slowdown, picketing, work stoppage or employee grievance process; (B) charge, grievance proceeding or other claim against or affecting SPP relating to the alleged violation of any law pertaining to labor relations or employment matters (including discrimination claims), including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable governmental authority; (C) union organizational activity or other labor or employment dispute against or affecting SPP; or (D) application for certification of a collective bargaining agent.
     (iii) To the knowledge of Seller, no event has occurred or circumstances exist that could provide the basis for any work stoppage or other labor dispute with respect to SPP. There is no lockout of any employees of SPP, and no such action is contemplated by Seller.
     (iv) No employee of SPP has any claim against SPP (whether under law, any employment agreement or otherwise) on account of or for: (A) overtime pay, other than overtime pay for the current payroll period; (B) wages or salaries, other than wages or salaries for the current payroll period; or (C) vacations, sick leave, time off or pay in lieu of vacation, sick leave or time off, other than vacation, sick leave or time off (or pay in lieu thereof) earned in the twelve month period immediately prior to the date of this Agreement. Except is as reflected in the Interim Financial Statements, Seller has made all required payments to the relevant unemployment compensation reserve account with the appropriate governmental departments with respect to their employees and such accounts have positive balances.
     (v) The Disclosure Schedule contains a true and correct list of all employees of SPP as of the date of this Agreement, together with their base salaries, bonuses, and positions. The Disclosure Schedule correctly states the number of employees laid off by SPP in the 90 days preceding the date hereof. No employee of SPP is an undocumented alien.
     (vi) The employment of each of SPP’s employees is terminable at will without cost to SPP except for possible payments required under employment benefit plans, if any, and the payment of accrued salaries or wages and vacation pay. No employee or former employee has any right to be rehired by SPP or Purchaser prior to their hiring a Person not previously employed by SPP.
     (vii) Seller has not taken, and has no knowledge of, any action which was calculated to dissuade any present employees, representatives or agents of Seller from continuing their employment with Purchaser following the Closing.
     (t) Real Estate.
     (i) The Disclosure Schedule identifies SPP’s commercial real estate leases (the “Leased Real Estate”). SPP leased the Leased Real Estate pursuant to written leases, complete and accurate copies of which have been previously delivered to Purchaser, and all of which are in full force and effect. SPP has not subleased any Leased Real Estate. To Seller’s knowledge, the

Leased Real Estate is not subject to any leases or tenancies of any kind, except for SPP’s leases. All options in favor of SPP to purchase any of the Leased Real Estate, if any, are in full force and effect. The Leased Real Estate constitutes all real property and improvements leased by SPP.
     (ii) To Seller’s knowledge, the Leased Real Estate is not in possession of any adverse possessors, is used in a manner which is consistent and permitted by applicable zoning ordinances and other laws or regulations without special use approvals or permits, is served by all water, sewer, electrical, telephone, drainage and other utilities required for normal operations of the Business, is in good condition and repair, and requires no work or improvements to bring it into compliance with any applicable law or regulation or to repair or maintain the improvements thereon.
     (iii) To Seller’s knowledge, Seller is not in default of any provisions of any commercial real estate lease associated with the Leased Real Estate.
     (iv) Seller is not aware of any landlord who is in default of any provisions of any commercial real estate lease associated with the Leased Real Estate.
     (v) To Seller’s knowledge, there are no challenges or appeals pending regarding the amount of the real estate Taxes on, or the assessed valuation of, the Leased Real Estate, and no special arrangements or agreements exist with any governmental authority with respect thereto. There are no condemnation proceedings pending or, to Sellers’ knowledge, threatened with respect to any portion of the Leased Real Estate. To Seller’s knowledge, there is no tax assessment (in addition to the normal, annual general real estate tax assessment) pending or, to Sellers’ knowledge, threatened with respect to any portion of the Leased Real Estate.
(u) Environmental Matters. As used in this Agreement, the following terms have the meanings set forth below.
     (A) “CERCLA” means Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
     (B) “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any Person alleging potential liability (including potential liability for enforcement, investigation costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from: (i) the presence or Release into the environment of any Hazardous Substance at any location, whether or not owned by Seller; or (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law; or (iii) any and all claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Substances.
     (C) “Environmental Laws” means all federal, state or local statutes, laws, rules, ordinances, codes, rule of common law, regulations, judgments and orders in effect on the Closing Date and relating to protection of human health or the environment (including ambient air, surface water, ground water, drinking water, wildlife, plants, land surface or subsurface strata), including laws and regulations relating to Releases or threatened Releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.
     (D) “Environmental Permits” means all environmental, health and safety permits, licenses, registrations, and governmental approvals and authorizations.
     (E) “Hazardous Substances” means: (i) any petroleum or petroleum products, radioactive materials, asbestos in any form, mold, mildew, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls (PCBs) and radon gas; and (ii) any chemicals, materials or substances which are now or ever have been defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or other words of similar import, under any Environmental Law.
     (F) “Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into the atmosphere, soil, surface water, groundwater or property.
     (i) [intentionally omitted]
     (ii) Seller possesses all Authorizations and Environmental Permits, if any, which are required for the operation of the Business as currently conducted. Complete copies of Seller’s Authorizations and Environmental Permits have been provided to Purchaser. All of Seller’s Authorizations and Environmental Permits are in full force and effect, and there is not actual or threatened proceeding to revoke any such Authorizations or Environmental Permits.
     (iii) SPP is in material compliance with all applicable Environmental Laws and Environmental Permits. SPP has not received any communication alleging that it is not in compliance with any applicable Environmental Laws, Authorizations or Environmental Permits. There is no Environmental Claim pending or to the Seller’s knowledge threatened against it.
     (iv) To Seller’s knowledge, the Leased Real Estate is not currently the subject of any Environmental Claim nor is it listed on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under the CERCLA or any comparable state list. To Seller’s knowledge, Seller has not received any written notice from any Person with respect to the Leased Real Estate of potential or actual liability or a written request for information from any Person under or relating to CERCLA or any comparable state or local law.
     (v) To Seller’s knowledge, there is no and has not been any Hazardous Substances used, generated, treated, stored, transported, disposed of, handled or otherwise existing on, under or about the Leased Real Estate in violation of Environmental Laws. To Seller’s knowledge, there are no underground or above-ground storage tanks located on the Leased Real Estate. To Seller’s knowledge, all underground or above-ground storage tanks previously located at any such real property and not present thereat as of the date hereof were removed in accordance with all Environmental Laws.

     (vi) To the best of Seller’s knowledge, there have been no Releases of Hazardous Substances at any leased properties in amounts that reasonably would be expected to give rise to an Environmental Claim
     (v) Compliance with Laws. With respect to the Purchased Assets and except as would not have a Material Adverse Effect, Seller is not in violation of, or delinquent in respect to, any decree, order or arbitration award or law, statute, or regulation of or agreement with, or any Permit from, any Federal, state or local governmental authority to which the property, assets, personnel or activities of the Business are subject, including federal, state or local laws, statutes and regulations relating to equal employment opportunities, fair employment practices, occupational health and safety, wages and hours, and discrimination.
     (w) Litigation, Claims and Awards. With respect to the Purchased Assets, except as set forth on Schedule 4.3(w) attached hereto and incorporated herein, there is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority, pending or, to the knowledge of Seller or PHS, threatened against Seller or its managers, members, or officers, with respect to or affecting their respective businesses or the Purchased Assets, or with respect to the consummation of the transactions contemplated hereby. There are no facts which, if known by a potential claimant or governmental authority, would give rise to a claim or proceeding which, if asserted or conducted with results unfavorable to Seller, may have a Material Adverse Effect. Seller is not a party to, or bound by, any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority) with respect to its operations or the Purchased Assets.
     (x) Commercial Bribery. With respect to the Purchased Assets, to its knowledge neither Seller nor any of Seller’s former or current managers, members, officers, employees, agents or representatives have made, directly or indirectly, with respect to the Business, any bribes or kickbacks, illegal political contributions, payments from Seller’s funds not recorded on the books and records of Seller, payments from corporate funds to governmental officials, in their individual capacities, for the purpose of affecting their action or the action of the government they represent, to obtain favorable treatment in securing business or licenses or to obtain special concessions, or illegal payments from Seller’s funds to obtain or retain business. Without limiting the generality of the foregoing, Seller has not directly or indirectly made or agreed to make (whether or not said payment is lawful) any payment to obtain sales other than usual and regular compensation to its employees and sales representatives with respect to such sales.
     (y) Customers and Suppliers. With respect to the Purchased Assets, no customer of the Business that has purchased $100,000 or more of goods or services from SPP during its most recent fiscal year has indicated to Seller that it intends to terminate its business relationship with the Business or to substantially reduce its use of services from the Business, and Seller has no knowledge of any intention by any such customer to terminate, to limit or alter its business relationship with SPP. No supplier of the Business from whom Seller has collectively purchased $100,000 or more of goods or services during its most recent fiscal year has indicated it intends to terminate its business relationship with the Business or to limit or alter its business relationship with the Business, and Seller has no knowledge of any intention by any such supplier to terminate or, to limit or alter its business relationship with the Business.
     (z) [intentionally omitted]
     (aa) [intentionally omitted]

     (bb) Related Parties Transactions. With respect to the Purchased Assets, except as set forth on Schedule 4.3(bb) attached hereto and incorporated herein, Seller has not entered into any agreements, contracts, arrangements or other business relationships with any of its present and former managers, members, officers, employees, and Affiliates (the “Related Parties”) outside the ordinary course of business. No property or interest in any property which relates to and is or will be necessary or useful in the present or currently contemplated future operation of the Business, is presently owned by or leased by or to any Related Party. Neither Seller nor any Related Party has an interest, directly or indirectly, in any business, corporate or otherwise, which is in competition with the Business.
     (cc) Brokers. Neither Seller, nor any of its Affiliates have dealt with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from Purchaser or Seller for arranging the transactions contemplated hereby or introducing the parties to each other.
     (dd) Disclosure. The representations and warranties of Seller and PHS in this Agreement (including exhibits and schedules hereto) or any of the other agreements to be executed and delivered prior to or at the Closing, do not omit to state a material fact necessary in order to make the representations, warranties or statements contained herein or therein not misleading, in light of the circumstances existing at the time such representations, warranties or statements were made. Except for the independent audit report obtained at the direction of America Service Group Inc.’s audit committee which was not provided to Purchaser, Seller has furnished to Purchaser complete and accurate copies of all documents and information requested by Purchaser.
ARTICLE V
CONDUCT PRIOR TO THE CLOSING
     SECTION 5.1 General. The obligation of each party to consummate the transactions contemplated hereby shall be subject to the satisfaction, in all material respects, as of the Closing Date, of the following obligations as set forth in this Article V.
     SECTION 5.2 Seller’s Obligations. The following are Seller’s pre-Closing obligations, which obligations shall extend from the date this Agreement becomes fully executed through the Closing Date.
     (a) Access Rights. Subject to the provisions of the Confidentiality Agreement, SPP shall give Purchaser’s officers, employees, agents, attorneys, consultants, accountants and lenders reasonable access during normal business hours to all of the properties, books, contracts, documents, insurance policies, records and personnel of or with respect to SPP and Seller shall furnish to Purchaser and such Persons as Purchaser shall designate to Seller such information as Purchaser or such Persons may at any time and from time to time reasonably request; provided, however, that the foregoing shall not (i) include access or information which the Seller is under a legal or contractual obligation not to supply regarding any asset or matter unrelated to the Purchased Assets, or (ii) require the Seller to take any action which would constitute a waiver of any legal privilege, including the attorney-client privilege or the attorney work product privilege.
     (b) Third Party Consents. Seller shall use commercially reasonable efforts and make every good faith attempt, and Purchaser shall cooperate with Seller, to obtain all consents to the assignment of, or alternative arrangements satisfactory to Purchaser with respect to, any material Contract, Permit or Authorization required to be listed on the Disclosure Schedule pursuant to Section 4.3(d) or Section 4.3(e) which by its terms cannot be transferred to Purchaser without the consent or approval of the Person that is a party to or issued such Contract, Permit or Authorization (it being understood and agreed that commercially reasonable efforts shall not be construed to mean that Seller shall be required to incur any fees or expenses more than would be commercially reasonable in the context of the transactions contemplated by this Agreement).
     (c) Operation of Business. Seller shall carry on the Business in the usual and ordinary course of business, consistent with past practices, including with respect to the payment of payables and the collection of receivables.
     (d) Certain Prohibited Actions. Without the prior written consent of Purchaser and without limiting the generality of any other provision of this Agreement, Seller shall not with respect to the Purchased Assets:
     (i) [intentionally omitted];
     (ii) [intentionally omitted];
     (iii) sell, transfer or otherwise dispose of any asset or property (other than as permitted in Section 5.2(c)), except for sales of inventory and for transfers of cash in payment of Seller’s liabilities, all in the usual and ordinary course of business consistent with past practices;
     (iv) pay or delay payment of accounts payable, or collect or accelerate collection of accounts receivables, in each case other than in the ordinary course of business consistent with past practices;
     (v) waive any right or cancel or compromise any debt or claim other than in the ordinary course of business consistent with past practices;
     (vi) incur or commit to incur any capital expenditures in excess of $25,000 in the aggregate, except as described in the Disclosure Schedule;
     (vii) increase the bonus, salary or other compensation or fringe benefits payable to any employee, except as described in the Disclosure Schedule;
     (viii) hire any employee who has an annual salary in excess of $100,000, or any employees with aggregate annual salaries or wages in excess of $250,000;
     (ix) terminate any employee who had an annual salary or wages in excess of $100,000, or any employees with aggregate annual salaries or wages in excess of $250,000;
     (x) institute or amend any employee benefit program or fringe benefit program with respect to the employees of Seller;
     (xi) enter into or modify any written employment agreement with any Person;
     (xii) pay or incur any management, investment advisor or consulting fees;
     (xiii) borrow any money or issue any bonds, debentures, notes, guarantees or other corporate securities evidencing money borrowed which is also secured by the Purchased Assets or a portion thereof;

     (xiv) do any act or omit to do any act, or permit any act or omission to occur, which will cause a breach by Seller of any leases or Contracts;
     (xv) to the best of SPP’s knowledge, fail to comply with any applicable law, the failure of which could reasonably be expected to have a Material Adverse Effect;
     (xvi) make any change to its accounting methods, principles or practices;
     (xvii) prepay any of its material obligations other than in the ordinary course of business consistent with past practices; or
     (xviii) without limitation by the enumeration of any of the foregoing, enter into any material transaction other than in the usual and ordinary course of business or as contemplated by this Agreement.
     (e) Preservation of Business. Seller will use commercially reasonable efforts to preserve intact its business organization, to keep available the services of the present officers and key employees of Seller and to preserve the goodwill of those having business relationships with Seller.
     (f) Permits. Seller shall use commercially reasonable efforts to assist and cooperate with Purchaser in the transfer of all licenses, Permits and Authorizations necessary for the operation of the Business following the Closing (it being understood and agreed that commercially reasonable efforts shall not be construed to mean that Seller shall be required to incur any fees or expenses more than would be commercially reasonable in the context of the transactions contemplated by this Agreement).
     (g) No Shop. Seller shall not, and Seller shall cause all of its respective Affiliates, representatives or agents to not: (i) initiate, solicit or encourage any inquiry, proposal or offer relating to (A) a sale, transfer or other disposition of all or substantially all of the Purchased Assets in a single transaction or a series of related transactions; (B) a sale, transfer or assignment of any of the outstanding membership interests of Seller (including by means of a merger); or (C) a public announcement of a proposal, plan, intention or agreement to do any of the foregoing (“Competing Transaction”), other than the transaction contemplated by this Agreement; (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to a Competing Transaction; (iii) facilitate any effort or attempt to make or implement a Competing Transaction; or (iv) consummate, agree or commit to consummate a Competing Transaction. Seller shall immediately cease or cause to be terminated any existing activities, discussions or negotiations with any Person relating to any of the foregoing activities.
     (h) Information Rights. Subject to the provisions of the Confidentiality Agreement, SPP shall furnish promptly to Purchaser all separate monthly financial statements of SPP (as prepared in accordance with normal accounting procedures) promptly after such financial statements are available, and all other material information concerning the operations, properties and personnel of SPP as Purchaser may reasonably request.
     (i) [intentionally omitted]
     (j) [intentionally omitted]
     (k) Notification of Certain Matters. From time to time prior to the Closing Date, the Seller shall supplement or amend the Disclosure Schedule delivered pursuant to this Agreement if any matter arises after the date hereof which, if existing or occurring on the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule, but only to the extent such matter does not constitute or result from a breach of any covenant of Seller. For purposes of Section 6.2(a), the supplements or amendments required by this Section 5.2(k) shall be treated as being made by the Seller as of the date of this Agreement if such supplements or amendments, either individually or in the aggregate, do not and reasonably are not expected to result in a Material Adverse Effect. Notwithstanding any provision in this Agreement to the contrary, upon delivery of the supplements and amendments required by this Section 5.2(k), Purchaser shall be entitled to terminate this Agreement and any other Transaction Document within three (3) business days after delivery by the Seller of such notice and such updated Disclosure Schedules. If Purchaser waives or fails to timely exercise its right to terminate the Agreement as a result of this Section 5.2(k) then such update of the Disclosure Schedules shall amend and supplement the Disclosure Schedules attached hereto, including, without limitation for purposes of Purchaser’s indemnification rights pursuant to Section 9.3(a).
     (l) Conveyance Instruments. Seller shall execute a lease assignment (or sublease), a bill of sale and any other required conveyance instruments in form and substance mutually satisfactory to the parties in order to convey the Purchased Assets to Purchaser at Closing. With respect to all leasehold interests, leasehold improvements and fixtures, SPP shall execute a quitclaim deed, assignment and bill of sale. The bill of sale with respect to other Purchased Assets shall include appropriate language to indicate that SPP is transferring such assets “AS IS, WHERE IS AND WITH ALL DEFECTS” with no representations and warranties other than as to title.
     (m) UCC Statements. Seller shall have obtained and presented Purchaser with all current UCC statements, including termination statements, showing that the Purchased Assets exist free of liens.
     SECTION 5.3 Purchaser’s Obligations. The following are Purchaser’s pre-Closing obligations.
     (a) Confidentiality. Purchaser agrees to be bound by and comply with the terms and provisions of that certain Confidentiality Agreement dated October 2, 2006, between the parties (“Confidentiality Agreement”) (see Exhibit A hereto). The Confidentiality Agreement is hereby incorporated into this Agreement by reference and made a part of this Agreement and shall survive the execution of this Agreement. If a conflict arises between the provisions of this Agreement and the provisions of the Confidentiality Agreement, the provisions of this Agreement shall control. The Confidentiality Agreement and Purchaser’s obligations under this Section 5.3 shall terminate upon the earlier to occur of (i) three years after the Closing Date; and (ii) if this Agreement is terminated pursuant to Article X, the date three years after the termination of this Agreement.
     (b) Permits. If any license, Permit or Authorization which is to be assigned to Purchaser is not assignable and Purchaser needs such license, Permit or Authorization in order to operate the Business, Purchaser shall use its best efforts and make every good faith attempt to obtain such license, Permit or Authorization or, during the pendency of the application process for such license, Permit or Authorization, obtain either (i) a temporary license, Permit or Authorization or (ii) a power of attorney for use of Seller’s license, Permit or Authorization, if allowable under applicable law.
     SECTION 5.4 Joint Obligations. The following pre-Closing obligations shall apply with equal force to all parties hereto:
     (a) Efforts to Close Transaction. Each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby as soon as practicable.

     (b) No Frustration of Transaction. No party shall intentionally perform any act which, if performed, or intentionally omit to perform any act which, if omitted to be performed, would prevent or excuse the performance of this Agreement by any party hereto or which would result in any representation or warranty herein contained of said party being untrue in any material respect as if originally made on and as of the Closing Date.
     (c) Notice Rights. Each party shall promptly give the other party written notice of the existence or occurrence of any condition which would make any representation or warranty herein contained of either party untrue, or which might reasonably be expected to prevent the timely consummation of the transactions contemplated hereby.
     SECTION 5.5 Risk of Loss and Casualty. All risk of loss with respect to the Purchased Assets shall remain with Seller until the Closing, and assuming the occurrence of the Closing, shall pass to Purchaser effective as of the Closing Date, subject to the terms and conditions of this Agreement. If, prior to the Closing, any damage to or loss of any of the assets of or premises occupied by Seller occurs due to fire, flood, riot, war, terrorism, theft, Act of God or other casualty, or by reason of condemnation, and if Purchaser does not elect, or is not permitted under the terms of this Agreement to elect, to terminate this Agreement, the Purchase Price shall be reduced by an amount equal to the sum of the reasonably estimated total cost necessary to repair or replace the damage or loss plus the reasonably estimated amount of lost profits which Purchaser will incur by reason of such damage or loss, net of reasonably estimated insurance recoveries. The adjustments in accordance with this Section 5.5 are the exclusive adjustments to be made by reason of such occurrence for the purposes of this Agreement.
ARTICLE VI
CONDITIONS TO CLOSING
     SECTION 6.1 Conditions to Seller’s Obligations. The obligation of Seller to close the transactions contemplated hereby is subject to the fulfillment of all of the following conditions on or prior to the Closing Date, upon the non-fulfillment of any of which, this Agreement may, at Seller’s option, be terminated pursuant to and with the effect set forth in Article X.
     (a) Purchaser’s Representations and Warranties. The representations and warranties made by Purchaser in this Agreement shall be true and correct, in all material respects, as if originally made on and as of the Closing Date.
     (b) Purchaser’s Covenants. All obligations of Purchaser to be performed hereunder through, and including on, the Closing Date (including all obligations which Purchaser would be required to perform at the Closing if the transactions contemplated hereby was consummated) shall have been fully performed in all material respects.
     SECTION 6.2 Conditions to Purchaser’s Obligations. The obligation of Purchaser to close the transactions contemplated hereby is subject to the fulfillment of all of the following conditions on or prior to the Closing Date, upon the non-fulfillment of any of which, this Agreement may, at Purchaser’s option, be terminated pursuant to and with the effect set forth in Article X.
     (a) Seller’s and PHS’s Representations and Warranties. The representations and warranties made by Seller and PHS in this Agreement shall be true and correct, in all material respects, as if originally made on and as of the Closing Date.

     (b) Seller’s Covenants. All obligations of Seller to be performed hereunder through, and including on, the Closing Date (including all obligations which Seller would be required to perform at the Closing if the transactions contemplated hereby was consummated) shall have been fully performed in all material respects.
     (c) Third Party Consents. Except as provided for in Section 8.5 herein, all of the consents, authorizations, orders or approvals required to be listed on the Disclosure Schedule pursuant to Section 4.3(d) or Section 4.3(e) shall have been obtained. An assignment (or sublease) of SPP’s Leased Real Estate to Purchaser shall have been approved by Purchaser and SPP’s landlord(s).
     (d) No Material Adverse Effect. During the period from the date of this Agreement to the Closing Date, there shall not have occurred, and there shall not exist on the Closing Date, any condition or fact which, individually or in the aggregate, has or reasonably may be expected to result in a Material Adverse Effect. Additionally, during the period from the date of this Agreement to the Closing Date, none of Seller’s assets shall have been materially and adversely affected by reason of any loss, condemnation, destruction or damage, whether or not insured against.
     (e) [intentionally omitted]
     (f) [intentionally omitted]
     SECTION 6.3 Joint Conditions to the Parties’ Obligations. The obligations of the parties to close the transactions contemplated hereby is subject to the fulfillment of the following condition on or prior to the Closing Date, upon the non-fulfillment of which, this Agreement may, at any party’s option, be terminated pursuant to and with the effect set forth in Article X: No lawsuit, proceeding or investigation shall have been commenced by any governmental authority on any grounds to restrain, enjoin or hinder the consummation of the transactions contemplated hereby.
ARTICLE VII
CLOSING DELIVERIES
     SECTION 7.1 Form of Documents. At the Closing, the parties shall deliver the documents, and shall perform the acts, which are set forth in this Article VII. All documents which Seller and PHS deliver shall be in form and substance reasonably satisfactory to Purchaser and Purchaser’s counsel. All documents which Purchaser delivers shall be in form and substance reasonably satisfactory to Seller, PHS and their respective counsel.
     SECTION 7.2 Purchaser’s Deliveries. Subject to the fulfillment or waiver of the conditions set forth in Section 6.2, Purchaser shall execute and/or deliver to Seller (and PHS when applicable) all of the following:
     (a) the Purchase Price;
     (b) an assumption agreement, assignment and/or sublease instrument, duly executed by Purchaser, pursuant to which Purchaser assumes the Assumed Liabilities;
     (c) a copy of Purchaser’s certificate of incorporation issued by the Secretary of State of Texas;
     (d) a certificate of good standing of Purchaser, issued not earlier than ten days prior to the Closing Date by the Texas Comptroller of Public Accounts;

     (e) a certificate of the secretary of Purchaser certifying as true and correct the following: (i) the incumbency and specimen signature of each officer of Purchaser executing this Agreement and any other document delivered hereunder on behalf of Purchaser; and (ii) a copy of the resolution(s) of Purchaser’s board of directors authorizing the execution, delivery and performance of this Agreement and any other documents delivered by Purchaser hereunder;
     (f) a closing certificate executed by the President of Purchaser (or any other officer of Purchaser specifically authorized to do so), on behalf of Purchaser, pursuant to which Purchaser represents and warrants to Seller that: (i) Purchaser’s representations and warranties to Seller are true and correct, in all material respects, as of the Closing Date as if then originally made except to the extent that such representations and warranties are qualified by terms such as “material” and “material adverse effect”, which shall be true and correct in all respects at and as of the Closing Date (or, if any such representation or warranty is untrue in any respect, specifying the respect in which the same is untrue); (ii) all covenants required by the terms hereof to be performed by Purchaser on or before the Closing Date, to the extent not waived by Seller in writing, have been performed in all material respects (or, if any such covenant has not been so performed, indicating that such covenant has not been performed); and (iii) all documents to be executed and delivered by Purchaser at the Closing have been executed by duly authorized officers of Purchaser;
     (g) without limitation by specific enumeration of the foregoing, all other documents reasonably required from Purchaser to consummate the transactions contemplated hereby; and
     (h) an exclusive dealing contract between Maxor and PHS, mutually acceptable to both parties, wherein Maxor will be the exclusive provider of pharmaceuticals, pharmaceutical supplies, and MedSurge supplies for PHS’s correctional healthcare services for a period of seven and one-half years at prices defined in the contract.
     SECTION 7.3 Seller’s Deliveries. Subject to the fulfillment or waiver of the conditions set forth in Section 6.1, Seller shall execute or deliver to Purchaser all of the following:
     (a) a bill of sale, duly executed by Seller, conveying all of the tangible Purchased Assets to Purchaser, free and clear of all Liens other than Permitted Liens, which bill of sale shall indicate that SPP is transferring such assets “AS IS, WHERE IS AND WITH ALL DEFECTS”. With respect to all leasehold interests, leasehold improvements and fixtures, SPP shall deliver a quitclaim deed, assignment and bill of sale.
     (b) an assignment instrument, executed by Seller, conveying all of the Intellectual Property to Purchaser, free and clear of all Liens other than Permitted Liens;
     (c) an exclusive dealing contract between Maxor and PHS, mutually acceptable to both parties, wherein Maxor will be the exclusive provider of pharmaceuticals, pharmaceutical supplies, and MedSurge supplies for PHS’s correctional healthcare services for a period of seven and one-half years at prices defined in the contract;
     (d) to the extent necessary in the reasonable opinion of Purchaser’s counsel, separate assignments of any Intellectual Property necessary to record the transfer of such Purchased Assets with any applicable governmental agency, lessor or other party with whom such assignments must be filed;
     (e) certificates of title or origin with respect to all Equipment, if any, included in the Purchased Assets for which a certificate of title or origin is required in order to transfer title thereto to Purchaser;

     (f) except as provided for in Section 8.5 herein, copies of all consents, licenses, authorizations, orders or approvals required to be listed on the Disclosure Schedule pursuant to Section 4.3(d) or Section 4.3(e);
     (g) UCC-1, UCC-2, federal and state tax lien, bankruptcy and appropriate judgment searches with respect to Seller for its state of organization and for each state and county in which its principal office or any of its material assets are located, all prepared by search companies reasonably satisfactory to Purchaser and dated not earlier than fifteen (15) days prior to the Closing Date;
     (h) consent of SPP’s lender(s) with respect to the transactions contemplated herein;
     (i) releases of all liens and other encumbrances and security interests held by the holders of Indebtedness in any of the Purchased Assets, including UCC-3 termination statements, if necessary;
     (j) an estoppel letter, reasonably acceptable to Purchaser, duly executed by the landlord of the Leased Real Estate and dated not earlier than 14 days prior to the Closing Date, stating the following: (i) the copy of the lease attached to the estoppel letter is a true, correct and complete copy of the lease and represents the entire agreement between the landlord and the Seller, (ii) to the best of landlord’s knowledge, neither the landlord nor the applicable Seller is in breach or default under the lease or sublease, and no event has occurred which, with notice or the passage of time, or both, would constitute a breach or default, or permit termination, modification or acceleration under the lease, (iii) the landlord has not repudiated any provision of the lease, and (iv) to the landlord’s knowledge, there are no disputes, oral agreements or forbearance programs in effect as to the lease;
     (k) [intentionally omitted]
     (l) [intentionally omitted]
     (m) if requested by Purchaser, agreements, duly executed by each mortgagee of the Leased Real Estate, stating that, notwithstanding any default by the landlord under any mortgage on any of the Leased Real Estate, the mortgagee will not disturb the Purchaser’s tenancy as long as such party is not in default under the lease pertaining to such Leased Real Estate, consenting to the grant of leasehold mortgages on such Leased Real Estate, or collateral assignments of the leases of the Leased Real Estate, to Purchaser’s lender(s), and stating such other matters as Purchaser or Purchaser’s lenders shall reasonably request;
     (n) certified copies of SPP’s articles of organization issued by the Secretary of State of Tennessee;
     (o) certificates of good standing for Seller and PHS issued not earlier than ten days prior to the Closing Date by the Secretary of State of each respective entity’s state of formation;
     (p) a certificate of the Secretary of PHS and the manager of SPP certifying as true and correct the following: (i) the incumbency and specimen signature of the officers, members or managers of Seller (and PHS when applicable) executing this Agreement and any other document delivered hereunder on behalf of Seller (and PHS when applicable); and (ii) a copy of the bylaws or the limited liability company agreement, as applicable as well as a copy of resolutions or consents authorizing the execution, delivery and performance of this Agreement and any other documents delivered by either of them hereunder;

     (q) a closing certificate duly executed by Seller, and PHS (when applicable) pursuant to which they each represent and warrant to Purchaser that: (i) Seller’s (and PHS when applicable) representations and warranties to Purchaser are true and correct as of the Closing Date as if then originally made (or if any such representation or warranty is untrue in any respect, specifying the respect in which the same is untrue); (ii) all covenants required by the terms hereof to be performed by them on or before the Closing Date, to the extent not waived in writing by Purchaser, have been so performed (or if any such covenant has not been so performed, indicating that such covenant has not been performed); and (iii) all documents to be executed by Seller (and PHS when applicable) and delivered at the Closing have been executed by duly authorized members or officers of Seller (and PHS when applicable); and
     (r) without limitation by specific enumeration of the foregoing, all other documents reasonably required from Seller (or PHS when applicable) to consummate the transactions contemplated hereby.
ARTICLE VIII
POST-CLOSING AGREEMENTS
     SECTION 8.1 Post-Closing Agreements. From and after the Closing, the parties shall have the respective rights and obligations which are set forth in the remainder of this Article VIII.
     SECTION 8.2 Payments of Accounts Receivable. In the event either party shall receive any instruments of payment of any accounts receivable properly due the other party after Closing, such receiving party shall forthwith deliver such instruments to the other party, endorsed when necessary, without recourse, in favor of such other party.
     SECTION 8.3 Third Party Claims. The parties shall cooperate with each other with respect to the defense of any action, lawsuit, proceeding, investigation, hearing, or like matter which is asserted or overtly threatened by a Person other than the parties hereto, their successors and permitted assigns, against any Indemnified Party or to which any Indemnified Party is subject (“Third Party Claim”) subsequent to the Closing Date which are not subject to the indemnification provisions contained in Article IX, provided that the party requesting cooperation shall reimburse the other party for the other party’s reasonable out-of-pocket costs and expenses of furnishing such cooperation.
     SECTION 8.4 Certain Tax Matters.
     (a) Seller shall be liable for and shall pay all Taxes, whether assessed or unassessed, applicable to the Business or the Purchased Assets, in each case attributable to all periods prior to the Closing Date. Purchaser shall be liable for and shall pay all Taxes, whether assessed or unassessed, applicable to the Purchased Assets, in each case attributable to periods beginning on or after the Closing Date.
     (b) Seller or Purchaser, as the case may be, shall provide reimbursement for any Tax paid by the other that is the responsibility of Seller or Purchaser, respectively, in accordance with the terms of this Agreement. Within a reasonable time prior to the payment of any Tax by one party on behalf of any other party, the party paying the Tax shall give notice to such other party of the Tax for which it is responsible, although failure to do so shall not relieve the other party from its liability under this Agreement.
     (c) After the Closing, Seller on the one hand, and Purchaser, on the other hand, shall (and shall cause their respective Affiliates to):

     (i) make available to the other parties hereto and to any taxing authority, as reasonably requested, all information, records, and documents with respect to Taxes relating to the Business or the Purchased Assets and preserve that information and those records and documents until the expiration of any applicable statute of limitations, including any extensions of that statute of limitations;
     (ii) provide timely notices to the other parties hereto in writing of any pending or threatened Tax audits or assessments relating to the Business or the Purchased Assets for taxable periods for which any other party hereto may have a responsibility under this Section 8.6 or otherwise; and
     (iii) furnish the other parties hereto with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any taxable period for which any other party hereto may have a responsibility under this Section 8.6 or otherwise.
     (d) After the Closing, Purchaser shall promptly remit to Seller any Tax refunds or credits received by Purchaser relating to Seller, the Business, or the Purchased Assets for taxable periods ending before the Closing Date.
     SECTION 8.5 Third Party Consents with Respect to Certain Contracts. The parties acknowledge that certain of the contracts which are a part of the Purchased Assets require the consent of a third party prior to assignment to Purchaser. The parties further acknowledge that all required consents will not be obtained prior to the Closing Date and that this shall not affect or delay the Closing. Seller agrees to use its best efforts to obtain any consents, authorizations, orders or approvals listed on Schedules 4.3 (d) and 4.3(e) within ninety (90) days of the Closing Date.
     SECTION 8.6 Non-Solicitation. In consideration of the benefits of this Agreement, Purchaser, Seller and PHS each hereby covenants and agrees that, from and after the Closing and until the fifth anniversary of the Closing Date, such party and its Affiliates shall not, directly or indirectly, as a partner, stockholder, member, proprietor, consultant, joint venturer, investor or in any other capacity, hire or solicit to perform services (as an employee, consultant or otherwise) any Persons who are or, within the six-month period immediately preceding such party or such party’s Affiliate’s action were, employees of the Business (or of any Affiliate’s business) or take any actions which are intended to persuade any employee of the Business (or of any Affiliate’s business) to terminate his or her association with the Business (or any Affiliate’s business); provided, however, that general solicitations of employment published in a journal, newspaper or other publication of general circulation or listed on any internet job site and not specifically directed towards such employees shall not be deemed to constitute solicitation for purposes of this Section 8.6. Notwithstanding the foregoing, the Purchaser’s covenant of non-solicitation under this Section 8.6 does not apply to those persons who are employees of Seller. It is the intent of the parties for Purchaser to offer employment to all of Seller’s employees.
     SECTION 8.7 Confidentiality. In consideration of the benefits of this Agreement to Seller and in order to induce Purchaser to enter into this Agreement, Seller hereby covenants and agrees that, from and after the Closing such party and its Affiliates shall keep confidential and not disclose to any other Person or use for their own benefit or the benefit of any other Person any information regarding the Business. The obligation of confidentiality under this Section 8.7 shall survive for a period of three years after the Closing Date. The obligation of such party and its Affiliates under this Section 8.7 shall not apply to information which: (a) is or becomes generally available to the public without breach of the commitment provided for in this Section 8.7; or (b) is required to be disclosed by law, order or regulation of a court or tribunal or government authority; provided, however, that in any such case, Seller shall notify Purchaser as early as reasonably practicable prior to disclosure, to allow Purchaser to take appropriate measures to preserve the confidentiality of such information.
     SECTION 8.8 Further Assurances. The parties shall execute such further documents, and perform such further acts, as may be necessary to transfer and convey the Purchased Assets to Purchaser, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the transactions contemplated hereby.
     SECTION 8.9 Retention of and Access to Books and Records. After the Closing Date, Purchaser shall retain for a period of seven years all books and records, documents, records, work papers and information of Seller, PHS and America Service Group Inc. relating to the Business that are delivered to Purchaser in connection with this Agreement and the other transactions related thereto (the “Books and Records”) and shall, during normal business hours and on at least two days’ prior written notice, permit PHS (including its Affiliates, employees and representatives) to have full access to the Books and Records, at its sole cost and expense, in connection with (i) the preparation of financial reports, (ii) the defense or prosecution of litigation (including arbitration), (iii) any governmental investigation or inquiry, or (iv) any other reasonable need of Seller and/or its Affiliates to consult the Books and Records. If at any time after the seven year period, Purchaser desires to destroy any of the Books and Records, it shall notify PHS in writing prior to such destruction and provide PHS an opportunity to take possession of such Books and Records at PHS’ sole expense.
     SECTION 8.10 [intentionally omitted]
     SECTION 8.11 Employees & Benefits. Effective as of the Closing Date, Purchaser shall offer employment to those employees selected by Purchaser who are employed by Seller in the operation of the Business at wage or salary levels, as applicable and deemed appropriate by Purchaser, and with employee benefits that are materially consistent with those offered to Purchaser’s current employees. Those employees who accept such offers of employment effective as of the Closing Date shall be referred to herein as the “Transferred Employees”. Effective as of the Closing Date, the Purchaser shall assume the liabilities and obligations of Seller for all accrued vacation that had been earned but not used by Seller’s Transferred Employees on or prior to the Date of Closing hereof, but only to the extent such liabilities and obligations are reflected on the Interim Financial Statements or relate to services rendered after the date of the Interim Financial Statements in the ordinary course of business, consistent with the prior practice of Seller. Purchaser shall also provide the Transferred Employees and their dependents and beneficiaries coverage under any other benefit plans, programs, policies or arrangements established by the Purchaser for such Persons in accordance with Purchaser’s existing policies and applicable law.
     SECTION 8.12 Enforceability of Pharmacy Services Agreement. As part of the asset purchase described herein, the parties contemplate the advance signing of a Pharmacy Services Agreement to be effective as of the Closing Date hereof. The effectiveness of such Pharmacy Services Agreement is contingent on the closing of this asset purchase transaction. In the event the asset purchase transaction contemplated by this Agreement fails to close, the terms of such Pharmacy Services Agreement shall not be enforced by any party against the other.
ARTICLE IX
INDEMNIFICATION
     SECTION 9.1 General. From and after the Closing, the parties shall indemnify each other as provided in this Article IX. The representations and warranties of the parties contained in this

Agreement and in any document executed and/or delivered by a party to another party pursuant to this Agreement or in connection herewith shall survive the Closing, subject to limitations on such survival set forth in Section 9.4 of this Agreement (and none shall merge into any instrument of conveyance), regardless of any investigation or lack of investigation by any of the parties to this Agreement.
     SECTION 9.2 Purchaser’s Indemnification Covenants. Subject to the provisions of Section 9.5, from and after the Closing, Purchaser shall indemnify, save and keep Seller and its directors, managers, officers, shareholders, partners, agents, representatives, successors and assigns (“Seller Indemnitees”) harmless against and from all actions, lawsuits, proceedings, hearings, investigations, charges, complaints, demands, injunctions, judgments, orders, decrees, rulings, dues, liabilities, obligations, Taxes, liens, assessments, levies, losses, fines, penalties, damages, Third Party Claims, costs, fees and expenses, including attorneys’, accountants’, investigators’, and experts’ fees and expenses incurred in investigating or defending any of the foregoing (“Damages”) (with such Damages to be determined in each case without giving effect to any “materiality” or “material adverse effect” qualifications in any representation or warranty made by the Purchaser) sustained or incurred by any Seller Indemnitee, as a result of or arising out of or by virtue of:
     (a) any inaccuracy in or breach of any representation and warranty made by Purchaser to Seller herein or in any closing document executed and delivered to Seller in connection herewith, in each case without giving effect to any “materiality” or “material adverse effect” qualifications in any representation or warranty made by Purchaser;
     (b) any breach by Purchaser of, or failure by Purchaser to comply with, any of the covenants or obligations under this Agreement to be performed by Purchaser (including without limitation its obligations under this Article IX); or
     (c) any claims with respect to any Assumed Liability originating after the Closing Date, including the failure to discharge such liabilities when due.
     SECTION 9.3 Seller and PHS Indemnification Obligations. Subject to the provisions of Section 9.4 and Section 9.5, from and after the Closing, Seller and PHS shall jointly and severally indemnify, save and keep Purchaser and its directors, managers, officers, members, shareholders, partners, agents, representatives, successors and assigns (“Purchaser Indemnitees”), harmless against and from all Damages (with such Damages to be determined in each case without giving effect to any “materiality” or “material adverse effect” qualifications in any representation or warranty made by the Seller or PHS) sustained or incurred by any Purchaser Indemnitee, as a result of, or arising out of, or by virtue of:
     (a) any inaccuracy in or breach of any representation and warranty made by Seller or PHS to Purchaser herein or in any closing document delivered to Purchaser in connection herewith in each case without giving effect to any “materiality” or “material adverse effect” qualifications in any representation or warranty made by Seller or PHS;
     (b) the breach by Seller or PHS of, or the failure of Seller or PHS to comply with, any of the covenants or obligations under this Agreement to be performed by Seller or PHS (including obligations under this Article IX);
     (c) any claims with respect to any liability or obligation of Seller or PHS other than claims related to the Assumed Liabilities originating after the Closing Date, including the failure to discharge when due the Transaction Expenses, the Indebtedness and the other Excluded Liabilities;

     (d) any liability or obligation arising out of the ownership or operation of the Business and/or the Purchased Assets on or prior to the Closing Date;
     (e) Taxes which are unpaid as of the Closing Date and which are imposed on Seller with respect to (i) any taxable period ending on or before the Closing Date, or (ii) the pre-Closing portion of any taxable period which begins before, and ends after, the Closing Date;
     (f) any employee benefit plan (of any variety whatsoever) which Seller or an ERISA Affiliate thereof has at any time maintained or administered or to which any of them has at any time contributed (including any liability for severance, health continuation requirements under Code Section 4980B or Part 6 of Subtitle B of Title I of ERISA and any liability arising pursuant to Title IV of ERISA for plan termination, withdrawal or partial withdrawal from any Multiemployer Plan, or any lien to enforce any Title IV liability); any benefits accrued pursuant to any employee benefit plan at or prior to the Closing unless otherwise excepted herein; or any action or failure to act, in whole or in part, at or prior to the Closing with respect to any employee benefit plan;
     (g) any violation or alleged violation of, obligation imposed by, or liability or remediation under, any Environmental Law as a result of activities, events or conditions or occurrences prior to the Closing Date, regardless of when the violation or alleged violation or obligation, liability or remediation arises, is conducted or is asserted; the presence at, on or under the Leased Real Estate of any Hazardous Substances or underground storage tanks; or any violation or alleged violation, obligation imposed as a result of or liability or remediation based on, due to or caused by (A) any generation, transportation, storage, disposal, treatment or Release of any hazardous, or toxic material occurring on or prior to the Closing, regardless of when liability is asserted, or (B) any discharges to or from soils, storm, ground or surface waters or wetlands, and any air emissions or pollution, which result from or are caused by activities, events, conditions or occurrences on or prior to the Closing Date;
     (h) any violation of, or delinquency in respect to, any decree, order or arbitration award or law, statute, or regulation in effect on or prior to the Closing Date or agreement of Seller with, or any license or Permit granted to Seller from, any federal, state or local governmental authority to which Seller is subject, including laws, statutes and regulations relating to occupational health and safety, equal employment opportunities, fair employment practices and discrimination.
     SECTION 9.4 Limitation on Indemnification Obligations. The parties respective obligations pursuant to the provisions of Section 9.3 are subject to the following limitations:
     (a) Survival of Representations and Warranties. Purchaser Indemnitees shall not be entitled to recover under Section 9.3(a) unless a claim has been asserted by written notice, delivered to Seller on or prior to (i) for claims made based on an alleged breach of the representations and warranties contained in Section 4.3(a) (Organization, Existence and Good Standing), Section 4.3(b) (Power and Authority), Section 4.3(c) (Enforceability), Section 4.3(i) (Title to Assets), and Section 4.3(cc) (Brokers), shall have no expiration date; (ii) for claims made under Section 4.3(r) (Taxes), and, Section 4.3(u) (Environmental Matters), the date thirty days after the applicable statute of limitations would bar such claim; and (iii) for claims made based on an alleged breach of all other representations and warranties, the date that is 36 months after the Closing Date. The representations and warranties in the sections enumerated in Section 9.4(a)(i) and (ii) are referred to in this Agreement as the “Extended Representations and Warranties.”
     (b) Right of Setoff. If either party is entitled to a recovery under this Article IX, the recovering party shall be entitled to set-off the amount of such recovery against any amounts payable by the recovering party to the other party under this Agreement or any other agreement or instrument delivered in connection with the transactions contemplated hereby or thereby or otherwise from time to time in effect between the Seller or its Affiliates, on one hand, and Purchaser, on the other hand.
     (c) Limitations on Damages.
      (i) [intentionally omitted]
     (ii) In no event shall Seller be subject to liability under Section 9.3 unless and until the aggregate of all Damages that are imposed on, sustained or incurred by the Purchaser Indemnitees thereunder exceeds One Hundred Fifty Thousand Dollars ($150,000) (the “Threshold Amount”), and then only to the extent such Damages exceed the Threshold Amount; provided, however, that Damages incurred as a result of a breach of Extended Representations and Warranties shall be payable without regard to the Threshold Amount.
     (iii) Notwithstanding anything herein to the contrary, the Seller’s aggregate liability under Section 9.3 shall in no event exceed $2,000,000; provided, however, that Seller’s aggregate liability under Section 9.3 for Damages incurred as a result of a breach of Extended Representations and Warranties shall in no event exceed the Purchase Price.
     SECTION 9.5 Indemnification Procedures.
     (a) Notice of Claim. Any party seeking indemnification pursuant to this Agreement (“Indemnified Party”) agrees to give written notice to the party from whom indemnification is sought (“Indemnifying Party”) of such claims and any Damages related thereto as promptly as practicable after learning of the claim or other facts and circumstances giving rise to such Damages. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Indemnifying Party. The notice shall specify whether the Damages are related to a Third Party Claim or whether the Damages are not so related (“Direct Claim”), and shall also specify with reasonable particularity, to the extent that the information is readily available to the Indemnified Party, the factual basis for the Third Party Claim or the Direct Claim.
     (b) Direct Claims. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of such Direct Claim, the Indemnifying Party shall have 30 days to make such investigation of the Direct Claim as is considered necessary or desirable by the Indemnifying Party. For the purpose of such investigation, the Indemnified Party shall promptly make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all such other information as the Indemnifying Party may reasonably request, in each case other than privileged documents and subject to the Indemnifying Party’s agreement to keep such information confidential. If both Parties agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension of such period) to the validity of such Direct Claim and the amount of Damages related thereto, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of such Damages, subject to the limitations contained in Section 9.4. If the Parties do not reach agreement at or prior to the expiration of such 30-day period (or any mutually agreed upon extension of such period) as to the validity of such Direct Claim or the amount of Damages related thereto, either Party may initiate an action to have the matter determined by a court of competent jurisdiction.

     (c) Third Party Claims. With respect to any Third Party Claim, upon acknowledgement to the Indemnified Party in writing by the Indemnifying Party of its indemnification obligations under this Article IX with respect to the Third Party Claim, the Indemnifying Party shall have the right, at its expense and in its sole discretion, to appoint counsel of the Indemnifying Party’s choice and reasonably acceptable to the Indemnified Party to represent the Indemnified Party in connection with such Third Party Claim, in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party, except as set forth below. Notwithstanding an Indemnifying Party’s election to appoint counsel to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to employ separate counsel at its expense and in its sole discretion; provided that the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest or (ii) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within 15 days after notice of the institution of such Third Party Claim. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party defends or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (A) by the Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed or (B) by the Indemnifying Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the Indemnifying Party may settle any Third Party Claim without the consent of the Indemnified Party if such settlement contains an unconditional release by the Third Party of all liability (including any restriction on the Indemnified Party’s business, operations or assets) of the Indemnified Party with respect to such Third Party Claim and the Indemnifying Party has agreed in writing that such Third Party Claim is the subject of indemnity under Article IX. The Indemnified Party shall promptly make available to the Indemnifying Party and allow the Indemnifying Party to copy all records, documents and other evidence in the Indemnified Party’s possession that are relevant to the defense of any Third Party Claim, other than privileged documents and subject to the Indemnifying Party’s agreement to keep such information confidential.
ARTICLE X
TERMINATION
     SECTION 10.1 General. The parties shall have the rights and remedies with respect to the termination and/or enforcement of this Agreement which are set forth in this Article X.
     SECTION 10.2 Right to Terminate. Anything to the contrary herein notwithstanding, this Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:
     (a) by the mutual written consent of Purchaser and Seller; or
     (b) by prompt notice given in accordance with Section 11.2, by either of such parties if the Closing shall not have occurred at or before 11:59 p.m. on May 3, 2007; provided, however, that the right to terminate this Agreement under this Section 10.2(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or prior to the aforesaid date.
     SECTION 10.3 Certain Effects of Termination. In the event of the termination of this Agreement by any party as provided in Section 10.2, any party, if so requested by another party, will return promptly every document furnished to it by the other party (or any Subsidiaries, division, associate or Affiliate of such other party) in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) which may have been made, and will use reasonable efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made.
     SECTION 10.4 Remedies. Notwithstanding any termination right granted in Section 10.2, in the event of the non-fulfillment of any condition to a party’s closing obligations, in the alternative, such party may elect to do one of the following:
     (a) proceed to close, despite the non-fulfillment of any closing condition, it being understood that consummation of the Closing shall not be deemed a waiver of a breach of any representation, warranty or covenant or of such party’s rights and remedies with respect thereto;
     (b) decline to close, terminate this Agreement as provided in Section 10.2, and thereafter seek damages to the extent permitted in Section 10.5; or
     (c) seek specific performance of the obligations of the other party. Seller and Purchaser hereby agree that in the event of any breach by any such party of this Agreement, the remedies available to the other party at law would be inadequate and that such party’s obligations under this Agreement may be specifically enforced.
     SECTION 10.5 Right to Seek Damages. In the event of a termination hereunder, neither Seller nor Purchaser hereto shall have any right whatsoever to assert a claim against the other party, and all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party, unless the circumstances giving rise to such termination were caused by either: (a) the other party’s failure to comply with a covenant set forth herein or (b) the other party’s material breach of a representation or warranty contained in Article IV, in which event termination shall not be deemed or construed as limiting or denying any legal or equitable right or remedy of the non-breaching party.
ARTICLE XI
MISCELLANEOUS
     SECTION 11.1 Publicity. Except as otherwise required by law or applicable stock exchange rules, press releases and other publicity concerning this transaction shall be made only with the prior agreement of Seller and Purchaser (and in any event, the parties shall use all reasonable efforts to consult and agree with each other with respect to the content of any such required press release or other publicity). Except as otherwise required by law or applicable stock exchange rules, no such press releases or other publicity shall state the amount of the Purchase Price.
     SECTION 11.2 Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by nationally recognized private courier, or by United States mail. Notices delivered by mail shall be deemed given three business days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand, by facsimile, or by nationally recognized private courier shall be deemed given on the day receipt is acknowledged; provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, by nationally recognized private courier, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two business days after its delivery by facsimile. All notices shall be addressed as follows:

If to Seller:

Secure Pharmacy Plus, LLC
c/o Prison Health Services, Inc., its managing member
105 West Park Drive, Suite 200
Brentwood, Tennessee 37027
Attention: General Counsel
Fax:615-376-3387

If to Purchaser:

c/o Maxor National Pharmacy Services Corporation
320 S. Polk, Suite 100
Amarillo, Texas 79101
Attention: Jerry Hodge and John Ward
Fax: (806) 324-5494

with a copy to:

Irwin Merritt Hogue & Price, P.C.
P.O. Box 15090-9998
Amarillo, Texas 79105
Attention: Walter T. Price IV
Fax: (806) 322-1441
and/or to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 11.2.
     SECTION 11.3 Expenses; Transfer Taxes. Each party hereto shall bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including financial advisors’, attorneys’, accountants’ and other professional fees and expenses. Seller shall pay the cost of all sales, use, stamp, documentary, excise and transfer Taxes which may be payable in connection with the transactions contemplated hereby.
     SECTION 11.4 Entire Agreement. This Agreement, the instruments to be delivered by the parties pursuant to the provisions hereof, and the Confidentiality Agreement constitute the entire agreement between the parties and shall be binding upon and inure to the benefit of the parties hereto and its legal representatives, successors and permitted assigns. Each exhibit, schedule and the Disclosure Schedule shall be considered incorporated into this Agreement. Any amendments, or alternative or supplementary provisions, to this Agreement, must be made in writing and duly executed by an authorized representative or agent of each of the parties hereto.

     SECTION 11.5 Non-Waiver. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.
     SECTION 11.6 Counterparts. This Agreement may be executed in multiple counterparts and by facsimile, each of which shall be deemed to be an original, and all such counterparts shall constitute but one instrument.
     SECTION 11.7 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and, for purposes of such jurisdiction, such provision or portion thereof shall be struck from the remainder of this Agreement, which shall remain in full force and effect. This Agreement shall be reformed, construed and enforced in such jurisdiction so as to best give effect to the intent of the parties under this Agreement.
     SECTION 11.8 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any Person other than the parties hereto, and its successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including third party beneficiary rights.
     SECTION 11.9 Assignability. This Agreement shall not be assignable without the prior written consent of the parties; provided, however, that Purchaser may assign any or all of its rights hereunder for collateral purposes to any of Purchaser’s financing sources that provide financing in connection with the transactions contemplated by this Agreement (or any of such financing sources’ successors or permitted assigns and any other lenders that may refinance any such financings).
     SECTION 11.10 Rule of Construction. The parties acknowledge and agree that each has negotiated and reviewed the terms of this Agreement, assisted by such legal and tax counsel as they desired, and has contributed to its revisions. The parties further agree that the rule of construction that any ambiguities are resolved against the drafting party will be subordinated to the principle that the terms and provisions of this Agreement will be construed fairly as to all parties and not in favor of or against any party.
     SECTION 11.11 Governmental Reporting. Anything to the contrary in this Agreement notwithstanding, nothing in this Agreement shall be construed to mean that a party hereto or other Person must make or file, or cooperate in the making or filing of, any return or report to any governmental authority in any manner that such Person or such party reasonably believes or reasonably is advised is not in accordance with law.
     SECTION 11.12 Applicable Law. This Agreement has been executed and delivered in and shall be deemed to have been made in Tennessee. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal laws of the state of Tennessee applicable to contracts made in that state, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Tennessee.
     SECTION 11.13 Amendments. This Agreement shall not be modified or amended except pursuant to an instrument in writing executed and delivered on behalf of each of the parties hereto.
     SECTION 11.14 Accounting Principles. The classification, character and amount of all assets, liabilities, capital accounts and reserves and of all items of income and expense to be determined, and any consolidation or other accounting computations to be made, and the interpretation of any definition containing any financial term, pursuant to this Agreement shall be determined and made in accordance with GAAP. Notwithstanding the foregoing, if any changes in GAAP are hereafter required or permitted and are adopted by Seller with the agreement of their independent certified public accountants and such changes result in one or more material changes in the method of calculation of any of the financial covenants, restrictions or standards used in the Financial Statements or in the Interim Financial Statements (“Material Accounting Changes”), the parties to this Agreement agree to enter into good faith negotiations to amend the provisions of this Agreement in a credit neutral manner so as to reflect equitably such Material Accounting Changes with the desired result that the criteria for evaluating Seller’s financial condition shall be the same after such Material Accounting Changes as if such changes had not been made. No Material Accounting Change shall be given effect in the calculations under this Agreement until the provisions of this Agreement are amended in a manner reasonably satisfactory to Purchaser. Upon such amendment, all references in this Agreement to GAAP shall mean GAAP as of the date of such amendment, together with any changes in GAAP after the date thereof which are not Material Accounting Changes.
     SECTION 11.15 References. The headings of Articles and Sections are provided for convenience only and should not affect the construction or interpretation of this Agreement. Any reference in this Agreement to an “Article,” “Section,” “Schedule” or “Exhibit” refers to the corresponding article, section, schedule or exhibit of or to this Agreement, unless the context indicates otherwise. Any reference to a statute refers to the statute, any amendments or successor legislation, and all regulations promulgated under or implementing the statute, as in effect at the relevant time. Any reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified from time to time through such date.
     SECTION 11.16 Other Construction Rules. All pronouns and any variations thereof shall be construed to refer to such gender and number as the identity of the Person or Persons may require. The terms “include” and “including” indicate examples of a foregoing general statement and not a limitation on that general statement. Words such as “hereof,” “herein,” “hereunder,” and “hereinafter,” refer to this Agreement as a whole, unless the context otherwise requires.
     SECTION 11.17 Prevailing Party. In the event that litigation arises between the parties hereto in connection with this Agreement and/or the transactions contemplated hereby, the prevailing party in the litigation will be entitled to recover from the other party the reasonable attorney and paralegal fees and expenses incurred by such prevailing party in connection with the litigation.
     SECTION 11.18 Definition of “Knowledge.” As used throughout this Agreement, the term “knowledge” means (a) with respect to Seller, the actual knowledge of Richard Hallworth, Jimmy Sprouse, Kendall Lynch and Seller’s other management personnel and in such case, such information as such individuals would reasonably be expected to know in the ordinary course of business with respect to the matters as to which the word “knowledge” is used in this Agreement; and (b) with respect to PHS, the actual knowledge of Richard Hallworth, Michael Catalano, Michael Taylor and

PHS’s other management personnel and in such case, such information as such individuals would reasonably be expected to know in the ordinary course of business with respect to the matters as to which the word “knowledge” is used in this Agreement.
     SECTION 11.19 Guaranty. As a material inducement to Purchaser, PHS hereby unconditionally guarantees to Purchaser the full and prompt observance of all of Seller’s obligations under this Agreement. PHS is willing to guarantee such obligations since Seller is a wholly-owned subsidiary of PHS and Seller will be receiving a substantial amount of consideration from Purchaser under the Purchase Agreement. PHS guarantees the performance, when due, of all obligations of SPP under this Agreement. PHS agrees to pay any and all expenses (including reasonable counsel’s fees and expenses) incurred by Purchaser in enforcing, defending or declaring any rights under the Purchase Agreement. This guaranty of PHS shall remain in full force and effect until all Obligations of Seller under the Purchase Agreement, as well as any document or instrument delivered in connection therewith, have been satisfied in full, as determined in the reasonable discretion of Purchaser.
[Signature Page Follows]

     The parties have executed this Asset Purchase Agreement as of the date indicated in the first sentence of this Agreement.

SELLER: SECURE PHARMACY PLUS, LLC
By:	Prison Health Services, Inc.
Its:	Its Sole Member & Manager

By:	/s/ Michael W. Taylor
, its S.V.P, CEO

PURCHASER: MAXOR NATIONAL PHARMACY SERVICES CORP.
By:	/s/ John Q. Ward
Name:	John Q. Ward
Its:	CEO

GUARANTOR: PRISON HEALTH SERVICES, INC.
By:	/s/ Michael W. Taylor
Name:	Michael W. Taylor
Its:	S.V.P, CEO